October 2007	Preliminary Terms No. 404
Registration Statement No. 333-131266
Dated October 15, 2007
Filed pursuant to Rule 433
Structured Investments
Opportunities in Interest Rates

Senior Floating Rate Notes due 2017
Global Medium Term Notes, Series F
Inflation Linked Notes

The amount of interest payable on the notes will be linked to year-over-year changes in the Consumer Price Index, subject to a maximum interest rate of 10% per annum. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.  We may not redeem these notes prior to the maturity date.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

SUMMARY TERMS
Issuer:		Morgan Stanley
Aggregate principal amount:		$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:		$1,000
Issue price:		$1,000
Pricing date:		October , 2007
Original issue date:		November , 2007
Interest accrual date:		November , 2007
Maturity date:		November , 2017
Interest rate:		See “Interest Rate” on page 2 and “Initial Interest Rate” below.
Initial interest rate:		6.00%, from and including the original issue date to but excluding the initial interest reset date.
Minimum interest rate:		0% per annum
Maximum interest rate:		10% per annum
Interest payment period:		Monthly
Interest payment dates:
The       day of each month, beginning December     , 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:
The initial interest reset date will be May        , 2008, whether or not such day is a business day.  Thereafter, the interest reset dates will be the       day of each month, whether or not such day is a business day.

Interest determination dates:		Each interest reset date.
Day-count convention:		Actual/Actual
Reporting Service:		Bloomberg CPURNSA
Redemption percentage at maturity:		100%
Redemption:		N/A
Redemption dates:		N/A
Specified currency:		U.S. dollars
Trustee:		The Bank of New York
Calculation agent:		Morgan Stanley Capital Services Inc.
Denominations:		$1,000 / $1,000
CUSIP:		61745EUT6
Book-entry or certificated note:		Book-entry
Business day:		New York
Agent:		Morgan Stanley & Co. Incorporated
Agent’s commissions/issue price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per Note	100%	1.25%	98.75%
	Total	$	$	$
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.
You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2017
Inflation Linked Notes

Investment Overview

Consumer Price Index

The amount of interest payable on the notes on each interest payment date following the initial interest reset date of May      , 2008 will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes being offered by these preliminary terms for each interest payment period during the term of the notes following the initial interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	x	leverage factor
CPIt-12

subject to a maximum interest rate of 10% per annum and a minimum interest rate of 0% per annum.

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA; and

leverage factor = 2

The interest rate for the notes during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date of May     , 2008 will be 6.00% per annum.  In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum or greater than the maximum interest rate of 10.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including May 1, 2008 to but excluding June 1, 2008, CPIt will be the CPI for February 2008 (the reference month), and CPIt-12 will be the CPI for February 2007 (which is the CPI for the twelfth month prior to the reference month).  The CPI for February 2008 is expected to be reported by the BLS and published on Bloomberg CPURNSA in March 2008, and the CPI for February 2007 was reported and published in March 2007.

October 2007	Page 2

Senior Floating Rate Notes due 2017
Inflation Linked Notes

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations” in this preliminary terms.

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

October 2007	Page 3

Senior Floating Rate Notes due 2017
Inflation Linked Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

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In periods of little or no inflation or in periods of deflation, the interest rate may be as little as zero. Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or if the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive only the minimum interest rate, which is 0.00%.

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The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.  If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

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The notes will not pay more than the maximum interest rate of 10%.  The interest rate payable on the notes is subject to a maximum interest rate of 10% even if the actual increase in the CPI for the same month in successive years is greater than 5%.

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Your interest rate is based upon the CPI.  The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

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The historical levels of the CPI are not an indication of the future levels of the CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on November    , 2007, which will be the            scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

October 2007	Page 4

Senior Floating Rate Notes due 2017
Inflation Linked Notes

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

U.S. Holders

Please read the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.  The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the notes on a constant yield basis in each year that they hold the notes, and pay taxes annually on the amount of accrued OID, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes, as discussed in the accompanying prospectus supplement under the section called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Optionally Exchangeable Notes ― Adjustments to Interest Accruals on the Notes.”  Any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the notes will generally be treated as ordinary income.

The rate of accrual of OID on the notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement.  If the notes were priced on October 10, 2007, the comparable yield would be an annual rate of 5.8235% compounded monthly.  However, the comparable yield of the notes will be determined on the pricing date and may be different from the comparable yield set forth above.

The projected payment schedule with respect to a note will be given in the final pricing supplement.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the notes.  Subject to the discussion in the accompanying prospectus supplement concerning backup withholding, payments on a note by us or a paying agent to a Non-U.S. Holder (as defined in the accompanying prospectus supplement) and gain realized by a Non-U.S. Holder on the sale, exchange or other disposition of a note will not be subject to U.S. federal or income withholding tax, provided that the requirements described under the section called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders — Notes — In General” in the accompanying prospectus supplement are met.  Non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

October 2007	Page 5

Senior Floating Rate Notes due 2017
Inflation Linked Notes

Historical Information and Hypothetical Interest Rate Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 2000 to August 2007.  Also provided below are the hypothetical interest rates for the period from January 2002 to November 2007 that would have resulted from the historical levels of the CPI presented below and the leverage factor of 2.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.  If the CPI for the same month in successive years does not increase, or if the CPI for the same month in successive years decreases, investors in the notes will receive only the minimum interest rate, which is 0.00%.

	Historical Levels of CPI								Hypothetical Interest Rates Based on Historical CPI Levels

	2000	2001	2002	2003	2004	2005	2006	2007	2002	2003	2004	2005	2006	2007
January		175.1	177.1	181.7	185.2	190.7	198.3	202.4	4.25%	4.05%	4.08%	6.38%	8.70%	2.61%
February		175.8	177.8	183.1	186.2	191.8	198.7	203.5	3.79%	4.40%	3.53%	7.05%	6.91%	3.95%
March		176.2	178.8	184.2	187.4	193.3	199.8	205.4	3.10%	4.75%	3.76%	6.51%	6.83%	5.08%
April		176.9	179.8	183.8	188.0	194.6	201.5	206.7	2.28%	5.19%	3.85%	5.94%	7.97%	4.15%
May		177.7	179.8	183.5	189.1	194.4	202.5	207.9	2.28%	5.96%	3.39%	6.02%	7.20%	4.83%
June		178.0	179.9	183.7	189.7	194.5	202.9	208.4	2.95%	6.04%	3.47%	6.30%	6.73%	5.56%
July		177.5	180.1	183.9	189.4	195.4	203.5	208.3	3.28%	4.45%	4.57%	7.02%	7.09%	5.15%
August		177.5	180.7	184.6	189.5	196.4	203.9	207.9	2.36%	4.12%	6.10%	5.61%	8.33%	5.38%
September		178.3	181.0	185.2	189.9	198.8	202.9		2.13%	4.22%	6.53%	5.06%	8.64%	5.37%
October	174.0	177.7	181.3	185.0	190.9	199.2	201.8		2.93%	4.22%	5.98%	6.34%	8.29%	4.72%
November	174.1	177.4	181.3	184.5	191.0	197.6	201.5		3.61%	4.32%	5.31%	7.28%	7.64%	3.94%
December	174.0	176.7	180.9	184.3	190.3	196.8	201.8		3.03%	4.64%	5.08%	9.37%	4.12%

For example, the hypothetical interest rate payable on the notes for the February 2005 interest payment period would have been 7.05% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which as the third calendar month prior to the interest reset date of February 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 2005,

as follows:	7.05%	=	191.0 — 184.5	x	2
184.5

October 2007	Page 6